Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following FirstEnergy Corp. employee update was issued on August 19, 2010.

FIRSTENERGY Employee 14 N upDATE August 19, SpecialIssue Our Board
FOR Recommends Voting Items Related to Proposed Merger Employees who are FirstEnergy Corp. shareholders should have received a home-mailed joint proxy statement asking for support of our proposed merger with Allegheny Energy. To support the merger, vote “FOR” the three items proposed on your proxy card as soon as possible. You can vote by telephone, via the Internet returning the proxy card in the postage-paid return envelope that was included in the home mailing. Remember: Not voting or abstaining will have the same effect as voting against the merger.

## Vote "FOR" Proposed Merger Items

*Continued from cover page*

Our Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends shareholders vote "FOR" the following three items:

- **"FOR"** the proposal to authorize and approve the issuance of FirstEnergy common stock in the merger and the other transactions contemplated by the merger agreement
- **"FOR"** the proposal to adopt an amendment to FirstEnergy's charter to increase the authorized shares of common stock
- **"FOR"** the proposal to authorize adjournment of the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approvals

"I believe this merger will provide substantial strategic and financial benefits to our Company and Allegheny Energy as well as their respective shareholders, customers, employees and communities served," says Tony Alexander, president and CEO.

Even if you plan to attend the Sept. 14 Special Meeting of Shareholders at the John S. Knight Center in Akron, please vote – using one of the available methods noted on page one – as soon as possible.

Regardless of your voting method, all votes in regard to shares you own must be received by 9:30 a.m. on Sept. 14, 2010, to be counted in the final tabulation. If you are a Savings Plan participant, your vote for shares held within the Savings Plan must be received by 6:00 a.m. on Sept. 13, to be voted by the Plan Trustee and to be counted in the final tabulation. If you did not receive or misplaced the proxy statement and related materials or have questions, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free, at 1-877-687-1866. Information about the proxy materials is available online: www.firstenergycorp.com/ir >Financial Information> Annual Reports & Proxy Statements.

Please refer to *Merger News*, available on the *FirstPlace* portal home page, for information about the proposed merger. Every vote is important regardless of how many shares that you own.

**Remember:** Not voting or abstaining will have the same effect as voting against the merger. Please vote "FOR" the items related to the proposed merger as soon as possible.

Employee Update 2 August 19, 2010

*Employee Update* is published for employees of FirstEnergy and its operating companies and subsidiaries by Communications. Send story ideas to Ellen Gordon, manager, Publications & Video, through e-mail, *egordon@firstenergycorp.com*, or by calling her at 330-384-5241.

## INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

In addition to historical information, this newsletter may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy's and Allegheny Energy's plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy's and Allegheny Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

## ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. **FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.** You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

Employee Update 3 August 19, 2010